Exhibit 17

Denis M. O’Donnell, M.D.
5 Westgate Road
Winchester, MA 01890

March 20, 2007

Mr. Gary Evans
Mr. Rahul Singhvi
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850

Subject: Board Resignation

Dear Rahul and Gary,

As you know, I am in the process of starting a new venture which is requiring an enormous amount of my time and energy. It is with deep regret that I must inform you that effective immediately, I hereby resign my position as a member of the Novavax Board of Directors.

I wish the Directors, Officers, employees and shareholders of Novavax continued success. You will all remain in my thoughts and prayers.

Best wishes,

/s/ DENIS M. O’DONNELL

Denis M. O’Donnell, M.D.

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